UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

BLUE SQUARE – ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Contact: Blue Square-Israel Ltd. Elli Levinson-Sela General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: ellils@bsi.co.il

BLUE SQUARE ANNOUNCES AGREEMENT BY ITS SUBSIDIARY TO ACQUIRE CONTROL OF NAAMAN PORCELAIN LTD., A COMPANY TRADED IN THE TEL AVIV STOCK EXCHANGE

ROSH HAAYIN, Israel, August 2, 2007 – Further to Blue Square Israel Ltd. (“Blue Square”) (NYSE: BSI) announcement dated July 19, 2007, regarding negotiations held by its subsidiary (60%) Hamachsan Hamerkazi Kfar Hashaashuim Ltd. (hereinafter: the “Subsidiary”) to acquire the controlling interest of Naaman Porcelain Ltd. (hereinafter: “Naaman”) from its controlling shareholders, Blue Square announced today the signing of an agreement by the subsidiary (hereinafter: the “Agreement”).

The Agreement provides for the Subsidiary to acquire outstanding shares of Naaman and stock purchase warrants, that would jointly constitute (following realization of the warrants) 51.5% of the outstanding shares of Naaman at the closing date, on a fully diluted basis. The consideration to be paid by the Subsidiary is NIS 97 million (Approx. $22.4 million). In case Naaman’s audited annual consolidated financial statements for the year ending December 31, 2007 would show a gross profit for the period of July 1, 2007 to December 31, 2007, exceeding NIS 27 million (approx. $6.24 million), an additional consideration of NIS 3 million (approx. $0.7 million) would be paid within 30 days from the day the financial statements had been published.

The Agreement is conditioned upon: (1) due diligence examinations by the Subsidiary to be completed with no material incompatibilities revealed; (2) receipt of all necessary regulatory approvals, including Israeli anti-trust approval; (3) written approvals and consents from banks and other third parties; (4) no material negative change in Naaman’s business, assets or activity that had not been waived by the Subsidiary; (5) approval of the board of directors of the Subsidiary within 14 days from the Agreement’s execution date.

The Agreement also provides the parties with the right for agreed compensation in the sum of NIS 6 million (approx. $1.39 million), in case of a material breach.

Due to the above conditions, there is no certainty that the transaction will actually be completed.

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 181 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2006.